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Exhibit 99.5


           MIV THERAPEUTICS INC. TO BE FEATURED ON EURONEWS TELEVISION



MIV Therapeutics Inc. (MIVT:OTCBB & MIV:BE) will be featured to over 150 million households on EuroNews Television Monday, October 13th between 11:00 pm and 11:20 pm Central European Time. The London International Television production, "European Business Profile" describes MIVT as an innovative biotech company with leading-edge technology focused on providing solutions for cardiovascular disease. The corporate profile includes interviews with President & CEO Alan Lindsay, who addresses MIVT's strategic vision and its potential impact on the projected $6 billion stent industry and VP of Coatings Dr. Thomas Troczynski, a world-renowned expert of bio-ceramic coatings, who explains the advantages of MIVT's unique biocompatible stent coating.

ABOUT EURONEWS

EuroNews is Europe's leading television news channel, covering world news from a European perspective. EuroNews broadcasts simultaneously in English, French, German, Italian, Portuguese, Russian and Spanish and is also available in North America.


ABOUT MIV THERAPEUTICS

MIV Therapeutics is developing a "next generation" line of advanced biocompatible coatings for stents and for stent drug delivery systems with a focus on providing solutions for the treatment of cardiovascular disease and restenosis. (the re-blockage of the arteries). The Company has completed development of a line of proprietary coronary stents for use in angioplasty procedures and is in late-stage development of its HAp (hydroxyapatite) stent coating technologies, licensed from the University of British Columbia. MIVT's Nano-Film Coating successfully passed animal trials on both stainless steel and cobalt-chromium stents. The trials were independently conducted to evaluate thrombogenicity (blood clotting) in coronary blood vessels. MIVT's development of a Multi-Layer Drug Eluting Stent Coating is midway through a government assisted research program that has shown it to be suitable for drug encapsulation. These coating technologies have the potential to become the coating of choice for drug delivery systems on medical devices.


MIVT's manufacturing facility maintains a comprehensive QA (Quality Assurance) system which meets the guidelines of ISO 9001 (1994) and ISO 13485 (1996) requirements, complies with applicable FDA guidelines and applicable GMP requirements and is capable of private label manufacturing and out sourcing.